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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                Actel Corporation
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    004934105
                      (CUSIP Number of Class of Securities)
                     --------------------------------------


                                  John C. East
                      President and Chief Executive Officer
                                Actel Corporation
                               2061 Stierlin Court
                      Mountain View, California 94043-1655
                               Tel: (650) 318-4200
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              Henry P. Massey, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94303
                               Tel: (650) 493-9300
                     --------------------------------------

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                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

     Transaction Valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------

         $17,683,128*                                    $1,865.54*
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* Estimated in accordance with Rule 457(c) solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock issuable in connection with the exchange offer (1,227,995 shares) and the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on November 29, 2005.

(X)  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,865.54.

Form or Registration No.: 005-44993.

Filing Party: Actel Corporation.

Date Filed: December 1, 2005.

( ) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ( )  third-party tender offer subject to Rule 14d-1.

     (X)  issuer tender offer subject to Rule 13e-4.

     ( )  going-private transaction subject to Rule 13e-3.

     ( )  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (X)

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

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Actel Corporation, a California corporation ("Actel" or the "Company"), with the Securities and Exchange Commission on December 1, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Actel on December 19, 2005. The Schedule TO related to the offer by the Company to exchange (the "Exchange Offer") certain outstanding options that have been granted under the 1986 Equity Incentive Plan (formerly the 1986 Incentive Stock Option Plan (as amended and restated)), 1995 Employee and Consultant Stock Plan, as amended and restated, GateField Corporation's 1993 Stock Option Plan, GateField Corporation's 1996 Stock Option Plan and GateField Corporation's 1999 Stock Option Plan (collectively, the "Eligible Options") and are held by eligible employees. The Eligible Options were eligible to be exchanged for restricted stock units as set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated December 1, 2005, as amended on December 19, 2005 (the "Offer to Exchange"). An "eligible employee" refers to an employee of Actel Corporation who holds Eligible Options and remains an employee through the date the exchanged options are cancelled.

     This Amendment No. 2 is made to report the results of the Exchange Offer.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:
The tender offer expired at 5:00 p.m., Pacific Time, on January 3, 2006. Pursuant to the Exchange Offer, we have accepted for cancellation options to purchase 4,182,027 shares of the Company's common stock and granted restricted stock units to purchase 1,132,393 of the Company's common stock. Included in these figures are 1,474,500 options previously held by our executive officers who received a total of 422,544 restricted stock units in the Exchange Offer. We will enter into Restricted Stock Unit Agreements dated January 3, 2006 with each participating employee.

     This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 ACTEL CORPORATION


                                                 /s/ Jon A. Anderson
                                                 -------------------------------
                                                 Jon A. Anderson
                                                 Vice President of Finance and
                                                 Chief Financial Officer

Date:  January 9, 2006

                                INDEX TO EXHIBITS

      Exhibit Number                           Description
--------------------------- ----------------------------------------------------
   (a)(1)(A)* Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 1, 2005, as amended December 19, 2005
--------------------------- ----------------------------------------------------
   (a)(1)(B)* Memorandum to all Actel Employees in the United States with Stock Options Priced at $19.73 or More, dated December 1, 2005
--------------------------- ----------------------------------------------------
   (a)(1)(C)*               Election Form
--------------------------- ----------------------------------------------------
   (a)(1)(D)*               Withdrawal Form
--------------------------- ----------------------------------------------------
   (a)(1)(E)*               List of Eligible Options for Stock Option Exchange
                            Program
--------------------------- ----------------------------------------------------
   (a)(1)(F)* E-mail to Employees Announcing the Offer to Exchange, dated December 1, 2005
--------------------------- ----------------------------------------------------
   (a)(1)(G)*               Confirmation E-mail to Employees
--------------------------- ----------------------------------------------------
   (a)(1)(H)*               Forms of Reminder E-mails
--------------------------- ----------------------------------------------------
   (a)(1)(I)* Acknowledgment of Receipt of Documents Relating to the Actel Offer to Exchange
--------------------------- ----------------------------------------------------
   (a)(1)(J)*               Form of Restricted Stock Unit Agreement
--------------------------- ----------------------------------------------------
   (a)(1)(k)*               Form of E-mail to Employees regarding Amendment
                            No. 1
--------------------------- ----------------------------------------------------
   (a)(2)-(5)*              Not applicable
--------------------------- ----------------------------------------------------
   (b)                      Not applicable
--------------------------- ----------------------------------------------------
   (d)(1)*                  1986 Equity Incentive Plan
--------------------------- ----------------------------------------------------
   (d)(2)*                  1995 Employee and Consultant Stock Plan, as amended
                            and restated
--------------------------- ----------------------------------------------------
   (d)(3)* Form of Stock Option Agreement under the Company's 1986 Equity Incentive Plan (formerly the 1986 Incentive Stock Option Plan (as amended and restated)) and 1995 Employee and Consultant Stock Plan, as amended and restated
--------------------------- ----------------------------------------------------
   (d)(4)*                  GateField Corporation's 1993 Stock Option Plan
--------------------------- ----------------------------------------------------
   (d)(5)*                  GateField Corporation's 1996 Stock Option Plan
--------------------------- ----------------------------------------------------
   (d)(6)*                  GateField Corporation's 1999 Stock Option Plan
--------------------------- ----------------------------------------------------
   (g)                      Not applicable
--------------------------- ----------------------------------------------------
   (h)                      Not applicable
--------------------------- ----------------------------------------------------

         * Previously filed